Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO THE

CERTIFICATE OF INCORPORATION

OF

BIOSPECIFICS TECHNOLOGIES CORP.

BioSpecifics Technologies Corp. (the “Corporation”), organized and existing under and by virtue of the General Corporation Law of the State of Delaware, does hereby certify as follows:

By action of the Board of Directors of the Corporation (the “Board”) at a meeting held on April 10, 2020, the Board duly adopted a resolution, pursuant to Section 242 of the General Corporation Law of the State of Delaware, setting forth a proposed amendment to the Certificate of Incorporation of the Corporation, as amended to date (the “Certificate of Incorporation”) and declaring said amendment to be advisable. The stockholders of the Corporation duly approved said proposed amendment in accordance with Section 242 of the General Corporation Law of the State of Delaware at a meeting of stockholders held on June 12, 2020. The resolution setting forth the amendment is as follows:

RESOLVED: That the first sentence of Article FOURTH of the Certificate of Incorporation be and hereby is amended and restated in its entirety so that the same shall read as follows:

“The total number of shares of all classes of stock which the Corporation shall have authority to issue is Fifteen Million Seven Hundred Thousand (15,700,000) shares, consisting of (i) Fifteen Million (15,000,000) shares of Common Stock, $.001 par value per share (“Common Stock”), and (ii) Seven Hundred Thousand (700,000) shares of Preferred Stock, $.50 par value per share (“Preferred Stock”).”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 12th day of June, 2020.

BioSpecifics Technologies Corp.

By:	/s/ Joseph Truitt
Chief Executive Officer